Exhibit 17.1

Emilia Di Raddo, CPA, CA

May 10, 2018

Private and Confidential
(By E-mail)

TO: DAVIDsTEA Inc.,

And to the Directors thereof

c/o Maurice Tousson, Chairman of the Board

5430 Ferrier St.

Montreal, Quebec

H4P 1M2

Dear Sirs,

Re: Resignation as a Director of DAVIDsTEA Inc.

I the undersigned, hereby tender my resignation as a Director of DAVIDsTEA Inc., such resignation to take effect immediately.

Respectfully,

/s/ Emilia Di Raddo
Emilia Di Raddo, CPA, CA

c.c. Howard Tafler, CFO